Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

July 2, 2020

VIA EDGAR TRANSMISSION

Mr. Kenneth Ellington

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Destra Investment Trust (Registration Nos. 333-167073; 811-22417)

Dear Mr. Ellington:

The following responds to the Staff’s follow-up comment that you provided by telephone on June 8, 2020 regarding the review of the N-CSR filed by Destra Investment Trust (the “Registrant” or the “Trust”) for its fiscal year ended September 30, 2019.

For your convenience, the Staff’s comment is summarized below and the comment is followed by the Registrant’s response.

1.	Comment: The Staff notes that disclosure in Note 10 states that the Trust pays the Chief Compliance Officer (“CCO”) an annual retainer of $50,000 for their service to the funds, however, disclosure in the Investment Management Agreement filed on January 29, 2018 states that Destra Capital Advisors LLC (the “Adviser”) will provide for the compensation of the CCO. Please explain.

Response: The Investment Management Agreement contained that provision in error.  Nonetheless, the Registrant understands that the Staff considers that to be a material term of the agreement. In light of this error, the Registrant reviewed the CCO compensation charges allocated to the Trust.  While that Investment Management Agreement was first put in place in 2010, the CCO compensation first began to be allocated to the Trust in 2015. Nonetheless, due to expense limitations in place, the allocation of CCO compensation only resulted in an increase in expenses for one fund within the Trust – the Flaherty & Crumrine Preferred and Income Fund.  These expense charges were mitigated by reason of the expense reimbursement provisions within the expense limitation agreements. The Registrant has calculated the amount of the expenses that were charged to that fund in light of this error and the Adviser has agreed to reimburse this amount to the fund. The Registrant also evaluated the impact of the error on the fund’s NAV and determined that the per share impact was at all times less than $0.005, and therefore immaterial.  The CCO compensation will not be allocated to the Trust going forward unless and until an amendment to the Investment Management Agreement is approved by shareholders.  The Registrant has discussed this matter with its current independent accounting firm and upon review of the matter, they do not believe that the matter noted constitutes a material weakness in internal controls for the periods for which they have been engaged as the independent accounting firm (fiscal years ended September 30, 2019 and 2018). The CCO has undertaken to review the matter and determine what procedural changes are necessary to prevent similar errors from occurring in the future.

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Mr. Kenneth Ellington

July 2, 2020

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959.

Sincerely, /s/ Joshua B. Deringer Joshua B. Deringer

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